Filed pursuant to Rule 433
Registration Statement No. 333-159125
May 12, 2009
LINN ENERGY, LLC
The following information supplements the Preliminary Prospectus Supplement dated May 11, 2009, and is filed pursuant to Rule 433, under Registration No. 333-159125

Issuer:	Linn Energy, LLC

Units offered:	5,500,000 Units Representing Limited Liability Company Interests
(plus 30-day over-allotment option for up to 825,000 additional units)

Offering Price:	$16.25 per unit

Gross Proceeds:	$89,375,000
Linn Energy, LLC and its wholly owned subsidiary, Linn Energy Finance Corp., have increased the proposed offering of their senior unsecured notes due 2017 from $200 million to $250 million as aggregate principal amount. The notes will be issued at a price equal to 95.081% of par and will bear interest at 11.75% per annum (for a yield to maturity of 12.75%). Subject to customary closing conditions, the offering and issuance of our senior notes will close concurrently with our unit offering.
We have been advised by the underwriters that, prior to purchasing the units being offered pursuant to the prospectus supplement, on May 12, 2009, one of the underwriters purchased, on behalf of the syndicate, 19,050 units at an average price of $16.25 per unit in stabilizing transactions.
On May 11, 2009, the issuer filed a registration statement on Form S-3ASR with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates, which registration statement was effective upon filing. Before you invest, you should read the prospectus supplement and the accompanying base prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and the accompanying base prospectus if you request it by calling 1-212-428-6670 (RBC Capital Markets Corporation), 1-888-603-5847 (Barclays Capital Inc.) or 1-800-638-2596 (Citigroup Global Markets Inc.).